Exhibit 4.15

THIS AGREEMENT (the “Agreement”) is entered into at the City of Montreal, Province of Quebec, this 16th day of March, 2006:

BY AND BETWEEN:	DYNASTY GAMING INC., a corporation duly constituted under the laws of Canada, herein acting and represented by David Wolk and Linda Lemieux, duly authorized as they so declare,

(the “Company”)

AND:	ALBERT BARBUSCI, a resident of Beaconsfield, Province of Quebec,

(“Barbusci”)

WHEREAS the Company is a holding company holding shares of subsidiaries that are primarily engaged in the business of developing, marketing and licensing internet-based gaming software;

WHEREAS Barbusci has served as President and Chief Executive Officer (“CEO”) of the Company for many years;

WHEREAS the Company desires that Barbusci continue to serve as CEO and President and Barbusci is prepared to continue to hold such office on the terms and conditions herein set forth.

NOW, THEREFORE, IN CONSIDERATION OF THE PREMISES AND OF THE MUTUAL COVENANTS AND AGREEMENTS HEREINAFTER SET FORTH, THE PARTIES HERETO, INTENDING LEGALLY TO BE BOUND, HEREBY AGREE AS FOLLOWS:

1.
The Company hereby confirms the appointment of Barbusci as President and Chief Executive Officer of the Company and Barbusci hereby accepts such positions upon the terms and conditions set forth in this Agreement.

2.	Barbusci shall receive the following options to acquire common shares of the Company, which the Company represents to be granted in accordance with the Company's stock option plan:

2.1	500,000 options to be issued upon the execution of a definitive agreement for an Asia-based joint venture with the Ho family (or its nominee); and

2.2
500,000 options to be issued upon the launch by the Company or its affiliates, directly or indirectly, alone or with others, of Chinese prepaid Mahjong cards or Mahjong being introduced in the Chinese Province owned lotteries;

it being agreed and understood that all of the foregoing options shall:

2.3	be subject to and governed by the terms of the Company's stock option plan (the “Plan”) and any applicable laws and regulations.

3.
While he is an officer of the Company, Barbusci shall be entitled to full participation in the Company's group health and dental insurance plan (which plan currently provides for premiums to be paid 50 % by the Company and 50 % by the participant) and in any other benefit plan available to senior officers of the Company.

4.
While he is an officer of the Company, the Company shall reimburse Barbusci in full for all reasonable and necessary business and travel expenses incurred by him at the request of the Company in connection with the performance of his office upon presentation of written vouchers or expense statements.

5.
Barbusci hereby acknowledges that he will have access to confidential information of the Company and its subsidiaries, including plans for future developments and information concerning costs, customers, potential customers, pricing and other business affairs of the Company and its subsidiaries and other information not available to the public or in the public domain (the “Confidential Information”). Barbusci covenants and agrees that he will keep secret all Confidential Information and will not, directly or indirectly, disclose or disseminate to anyone or make use of, for any purpose other than on behalf and for the purposes of the Company, any Confidential Information. Notwithstanding the foregoing, the obligations of confidentiality and non-disclosure herein shall not apply to information that:

5.1	at the time of disclosure or thereafter becomes a part of the public domain through no fault of Barbusci;

5.2	is at the time of disclosure already in the possession of or becomes lawfully available the recipient on a non-confidential basis from a third party entitled to make such disclosures;

5.3	is required to be disclosed in virtue of any law, regulation, policy or order by any competent authority provided that Barbusci has given the Company five (5) days prior notice of such disclosure; or

5.4	is specifically released in writing by the Company from confidential status.

6.    Subject to the provisions hereof, the Company shall:

6.1	indemnify and save Barbusci harmless from any liability or injury to persons or damage to property by reason of any cause as a result of the performance of this Agreement by Barbusci;

6.2
indemnify and reimburse Barbusci upon demand for any money or property that the latter is required to pay out for any reason whatsoever, whether the payment is for operating expenses or any other charges or debts incurred or assumed by Barbusci, or judgments, settlements or expenses in defense of any claim, civil or criminal action, proceeding, charge or prosecution made, instituted or maintained against Barbusci or the Company jointly and severally affecting or as a result of the performance of this Agreement by Barbusci; and

6.3
defend promptly and diligently, at the Company's expense, any claim, action or proceedings brought against Barbusci or the Company jointly and severally arising out of or connected with any of the foregoing, and to save harmless and fully indemnify Barbusci from any judgment loss or settlement on account thereof regardless of the jurisdiction in which any such claims, actions or proceedings may be brought.

7.
The Company shall subscribe for and maintain, at its expense, adequate directors and officers liability insurance in order to cover any possible claims against Barbusci for which he may be entitled to be indemnified pursuant to this Agreement.

8.
Notwithstanding the foregoing, the Company shall not be liable to indemnify and save Barbusci harmless from any such liability which results from acts of omission or commission committed by Barbusci outside the scope of this Agreement or the scope of his functions as officer of the Company or the gross negligence or willful misconduct of Barbusci.

9.
This Agreement contains the entire agreement of the parties hereto and any and all previous agreements, written or oral, between the parties hereto or on their behalf, relating to the engagement of Barbusci as CEO of the Company, are hereby terminated and cancelled. Except as otherwise provided for herein, no amendment or variation of any of the provisions of this Agreement shall be valid unless made in writing and signed by each of the parties hereto.

10.	All dollar amounts referred to in this Agreement are in Canadian funds.

11.
The provisions of this Agreement shall enure to the benefit of and be binding upon Barbusci and his heirs, executors and administrators, and upon the Company and its successors and assigns. This Agreement shall not be assigned by Barbusci.

12.	Headings are included in this Agreement for convenience of reference only and are not intended to be full or accurate description of the contents thereof.

13.
If any provision or part of any provision of this Agreement, or the application of any such provision or part of such provision to any person or circumstance, shall be held invalid, null, void, illegal or unenforceable, the remainder of this Agreement, or the application of such provision to any person or circumstance other than those as to which it is held invalid, null, void, illegal or unenforceable shall not be affected thereby.

14.
No provision of this Agreement shall be deemed to be waived as a result of the failure of either of the parties to require the performance of any term or condition of this Agreement or by other course of conduct.

15.	This Agreement shall be governed by the laws of the Province of Quebec.

16.
The parties hereto have required that this Agreement and related documents be drafted in the English language. Les parties aux présentes ont exigé que ce contrat et les documents y afférents soient rédigés dans la langue anglaise.

IN WITNESS WHEREOF the parties hereto have executed this Agreement at the place and as of the date first hereinabove mentioned.

DYNASTY GAMING INC.

Per:	/s/ David Wolk
David Wolk

and per:	/s/ Linda Lemieux
Linda Lemieux

COMPANY NAME CORPORATION

/s/ ALBERT BARBUSCI
ALBERT BARBUSCI